Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders

Nuveen Managed Accounts Portfolios Trust
333-140967
811-22023



The sole shareholder of each fund in the Trust has approved a New Investment
Management Agreement by Consent dated
October 12, 2007, in lieu of a shareholder meeting.